TASEKO TO AMEND OPTION PLAN

May 18, 2012, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) (the "Company") announces that in order to bring the Company's Share Option Plan (the “Plan”) within the value transfer guidelines established by ISS Proxy Advisory Services, the Company will propose an amended and restated Plan to Shareholders at the Company’s June 1, 2012 annual shareholders meeting. The principal amendments to the Plan from that disclosed in the Company’s Information Circular include a reduction of the number of shares reserved under the Plan from 10% to 9.5% of issued shares and a reduction in the permissible term of options from 10 years to 5 years. In addition annual option grants to independent directors will be also subject to a value-at-issuance limit of $100,000 in addition to the 1% of issued shares limit to all independent directors. The Plan is clarified to provide that any amendment to eligibility, option transferability or changes to the insider or independent director limits and the amendment section itself will require shareholders’ approval. The Plan will be filed at www.sedar.com prior to the meeting for persons interested in reviewing the Plan terms in further detail prior to the shareholders’ meeting. Adoption of the Plan is subject to shareholders’ approval and acceptance by the Toronto Stock Exchange.

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.